FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  February, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)






24 February 2005


                COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE

                    QUARTER AND YEAR ENDED 31 DECEMBER 2004

              Solid fourth quarter performance; business refocused


COLT Telecom Group plc (COLT), a leading pan-European provider of business communications solutions and services said today that in the fourth quarter it had delivered a solid financial performance, had refocused the business and had begun the implementation of its new strategic plan.


HIGHLIGHTS OF THE QUARTER


  - Turnover was GBP308.0 million compared with GBP303.7 million in the third quarter, an increase of 1.4%. Turnover decreased by 1.4% on a constant currency basis (0.5% excluding reductions in fixed to mobile prices)
  - Gross margin before depreciation was 34.2% compared with 31.6% in the third quarter reflecting improved mix
  - EBITDA (1) was GBP35.6 million compared with GBP33.4 million in the third quarter
  - Net capital expenditure was GBP35.3 million
  - Strong year end financial position with cash and liquid resources of GBP452.7 million
  - Early redemption of GBP322.0 million of bonds with a further GBP80.9 million in January 2005 resulting in net interest saving of GBP31.1 million over the next three years
  - New strategic plan defined and implementation commenced
  - Further successful expansion of presence in India - 5% of workforce now in India

OVERVIEW OF THE YEAR

Turnover increased by 7% to GBP1,214.0 million on a constant currency basis and excluding Fitec which was disposed of in December 2003. Gross margin before depreciation declined slightly from 34.2% to 33.0%. EBITDA was GBP153.7 million compared with GBP163.4 million and pre-tax losses before exceptional items reduced by 15% to GBP114.6 million. Net capital expenditure was GBP124.7 million compared with GBP141.0 million. There was a free cash outflow of GBP9.5 million in 2004, reduced from an outflow of GBP30.4 million in 2003. COLT Chairman Barry Bateman said:

"2004 was a tough year for the telecommunications industry and COLT. Nevertheless, turnover was up, losses were down and cash flow improved. We have entered 2005 in a stronger position having put in place the management team and strategic initiatives to move COLT forward to long term profitability.

"We do not anticipate any significant improvement in market conditions during 2005 but by building on the recent momentum established by the new management team we expect further progress and remain on track to be free cash flow positive on a sustainable basis during the year."

(1) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange and exceptional items

Commenting on progress made during the quarter Jean-Yves Charlier, Chief Executive Officer, said:

"We have delivered a solid fourth quarter performance. Whilst revenue growth between the third and fourth quarters was adversely affected by reductions in fixed to mobile prices, revenue mix improved as a result of the action we have taken to reduce the proportion of lower margin carrier revenues. This resulted in pre-depreciation gross margin improving from 31.6% to 34.2%. Whilst EBITDA rose from GBP33.4 million in the third quarter to GBP35.6 million, the improvement was tempered by an increase in SG&A costs due mainly to the further investment in our platform in India, increased personnel costs and costs associated with Sarbanes Oxley compliance.

"The business was refocused during the quarter as we put in place an enhanced set of strategic initiatives designed to re-establish COLT as an innovator and as one of the top three players in each of the metropolitan markets in which it operates across Europe. This is a three year programme and our challenge for 2005 is to begin to deliver against those initiatives by accelerating revenue growth, improving mix, improving productivity and being free cash flow positive on a sustainable basis.

"It is still early days but we have made a good start. We put in place an organisation designed to deliver our strategic objectives including a further significant move of activity to India. We launched three new Ethernet services for the corporate market, including the first Switched Ethernet VPN service in Europe, and our Secure IT service designed to meet the specific needs of the SME market. Planning is well advanced for the launch of our Voice IP service early in the second quarter."

KEY FINANCIAL DATA                     Three months ended   Twelve months ended
                                           31 December         31 December
                                        2003        2004      2003        2004
                                       GBP m       GBP m     GBP m        GBP m

Turnover                               306.3       308.0    1,166.3    1,214.0

Interconnect and network costs        (197.7)     (202.8)    (766.9)    (813.7)

Gross profit before depreciation       108.6       105.2      399.4      400.3

Gross profit before depreciation %      35.5%       34.2%      34.2%      33.0%

Network depreciation                   (50.4)      (52.8)    (204.4)    (192.0)

Gross profit                            58.2        52.4      195.0      208.3
Loss for the period (before
exceptional items)                     (23.5)      (36.8)    (134.7)    (114.6)
Loss for the period (after
exceptional items)                     (21.1)      (36.8)    (124.6)    (114.4)
EBITDA (1)                              48.2        35.6      163.4      153.7

(1) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange and exceptional items.

FINANCIAL REVIEW

Unless otherwise stated all comparisons are between the quarter and year ended 31 December 2004 and 31 December 2003. Unless otherwise stated all numbers are quoted before exceptional items and at actual exchange rates.

Turnover

Turnover for the quarter was GBP308.0 million (2003: GBP306.3 million). This was an increase of 2% on a constant currency basis and excluding the turnover contributed by Fitec (which was disposed of in December 2003). Turnover for the year was GBP1,214.0 million (2003: GBP1,166.3 million). This was an increase of 7% on a constant currency basis and excluding the turnover contributed by Fitec. The increase in turnover was driven by demand for COLT's services from existing and new customers and new service introductions.

Corporate

Turnover from corporate customers for the quarter decreased by 1% to GBP179.9 million (2003: GBP181.4 million) and for the year increased by 1% to GBP698.3 million (2003: GBP692.7 million). Turnover from corporate customers represented 58% of total turnover in the quarter and year (2003: 59% in both periods). Switched turnover for the quarter decreased by 3% to GBP85.2 million (2003:
GBP88.2 million) and was marginally down for the year at GBP336.1 million (2003:
GBP337.0 million). Non-switched turnover for the quarter increased by 1% to GBP94.2 million (2003: GBP93.2 million) and for the year increased by 1% to GBP359.3 million (2003: GBP354.8 million).

Wholesale

Turnover from wholesale customers for the quarter increased by 3% to GBP128.1 million (2003: GBP124.9 million) and for the year increased by 9% to GBP515.7 million (2003: GBP473.6 million). Turnover from wholesale customers represented 42% of total turnover in the quarter and year (2003: 41% in both periods). Switched turnover for the quarter increased by 2% to GBP102.1 million (2003:
GBP99.8  million) and for the year  increased by 12% to GBP411.0  million (2003:
GBP365.7 million). Included in switched turnover from wholesale customers was turnover from other telecommunications carriers of GBP63.9 million and GBP264.1 million for the quarter and year respectively (2003: GBP63.7 million and GBP238.9 million). Non-switched turnover for the quarter increased by 3% to GBP26.0 million (2003: GBP25.1 million) and for the year decreased by 3% to GBP104.5 million (2003: GBP107.6 million).

Cost of Sales

Cost of  sales  for the  quarter  increased  by 3% to  GBP255.6  million  (2003:
GBP248.1 million) and for the year increased by 4% to GBP1,005.7  million (2003:
GBP971.4 million).

Interconnection and network costs for the quarter increased by 3% to GBP202.8 million (2003: GBP197.7 million) and for the year increased by 6% to GBP813.7 million (2003: GBP766.9 million). The increase for the year was driven mainly by the increase in switched minutes.

Network  depreciation for the quarter  increased by 5% to GBP52.8 million (2003:
GBP50.4  million) and for the year  decreased by 6% to GBP192.0  million  (2003:
GBP204.4 million). The decrease for the year reflected the effect of some assets being fully depreciated, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

Operating Expenses

Operating  expenses for the quarter  increased by 12% to GBP78.0  million (2003:
GBP69.6  million) and for the year  increased by 1% to GBP277.2  million  (2003:
GBP274.5 million).

Selling, general and administrative (SG&A) expenses for the quarter increased by 15% to GBP69.6 million (2003: GBP60.3 million) and for the year increased by 5% to GBP246.6 million (2003: GBP235.9 million). SG&A expenses as a proportion of turnover for the quarter and year was 23% and 20% (2003: 20% in both periods). The increases in SG&A expenses reflected the initial costs associated with the establishment of COLT's presence in India, increased personnel costs and costs associated with Sarbanes-Oxley compliance.

Other depreciation and amortisation for the quarter decreased by 10% to GBP8.4 million (2003: GBP9.3 million) and for the year decreased by 21% to GBP30.5 million (2003: GBP38.5 million). The reductions reflected the effect of some assets being fully depreciated, partially offset by increased investment in customer service and other support systems.

Interest Receivable, Interest Payable and Similar Charges

Interest  receivable  for the quarter  decreased by 33% to GBP4.4 million (2003:
GBP6.5  million)  and for the year  decreased by 21% to GBP21.0  million  (2003:
GBP26.7 million). The decreases were as a result of reduced average balances of cash and investments in liquid resources following the redemption of some of the Company's outstanding notes during 2003 and 2004.

Interest payable and similar charges for the quarter ended 31 December 2004 decreased by 27% to GBP15.3 million (2003: GBP21.0 million) and for the year decreased by 24% to GBP66.8 million (2003: GBP88.3 million). These decreases were due primarily to the reduction in debt levels following the redemption of some of the Company's outstanding notes during 2003 and 2004.

Interest payable and similar charges for the quarter included GBP5.0 million (2003: GBP8.6 million) of interest and accretion on convertible debt and GBP8.9 million (2003: GBP12.3 million) of interest and accretion on non-convertible debt. Interest payable and similar charges for the year included GBP30.2 million (2003: GBP34.4 million) of interest and accretion on convertible debt and GBP35.0 million (2003: GBP51.7 million) of interest and accretion on non-convertible debt. Interest payable and similar charges for the quarter comprised GBP11.5 million and GBP3.8 million of interest and accretion respectively.

Gain on Redemption of Debt

Gains arising on the early redemption of GBP335.3 million of debt during the year were GBP0.2 million (2003: GBP7.6 million).

Exchange Gains

For the quarter there were exchange losses of GBP0.2 million (2003: gain of GBP2.3 million). For the year there were no net exchange gains or losses (2003: gain of GBP6.4 million). The exchange gains in the prior year were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

Tax on Loss on Ordinary Activities

COLT had no taxable profits in the years ended 31 December 2003 and 2004.

Financial Needs and Resources

FREE CASH FLOW                      Three months ended      Twelve months ended
                                        31 December             31 December
                                      2003         2004       2003       2004
                                     GBP m        GBP m      GBP m      GBP m

EBITDA                                48.2         35.6      163.4      153.7

Changes in working capital and
provisions                           (13.3)       (19.4)     (15.5)     (13.0)

Interest paid (net)                  (16.0)        (7.7)     (37.3)     (25.5)

Capital expenditure                  (32.7)       (35.3)    (141.0)    (124.7)

Free cash outflow                    (13.8)       (26.8)     (30.4)      (9.5)

There was a free cash outflow of GBP26.8 million in the quarter (2003: outflow of GBP13.8 million) and for the year there was an outflow of GBP9.5 million (2003: outflow of GBP30.4 million). The improvement in free cash flow for the year was driven by reduced capital expenditure, reduced interest payments and lower payments against provisions.

Net cash outflow from financing for the quarter was GBP322.0 million (2003: outflow of GBP119.5 million) and net cash outflow from financing for the year was GBP334.7 million (2003: outflow of GBP142.8 million).

COLT had balances of cash and investments in liquid resources at 31 December 2004 of GBP452.7 million compared with GBP802.4 million at 31 December 2003. On 19 October 2004 all of the outstanding DM600 million 2% Senior Convertible Notes due August 2005 and the EUR368 million 2% Senior Convertible Notes due December 2006 were redeemed. The redemptions were at the accreted principal amount of the Notes and were funded out of cash and liquid resources. The aggregate amount payable was GBP322.0 million. On 21 January 2005 all of the outstanding GBP50 million 10.125% Senior Notes due 2007 and the DM150 million 8.875% Senior Notes due 2007 were redeemed. The redemptions were at the principal amount of the Notes and were funded out of COLT's cash and liquid resources. The aggregate amount payable was GBP80.9 million.


                              Consolidated Profit and Loss Account

                                    Three months ended 31 December
              2003        2003       2003        2004        2004        2004        2004
             Before                  After       Before                  After       After
           Exceptional Exceptional Exceptional Exceptional Exceptional Exceptional Exceptional
             Items       Items       Items       Items       Items       Items       Items
           GBP'000     GBP'000     GBP'000     GBP'000     GBP'000     GBP'000       $'000

Turnover      306,263       --     306,263     307,967          --     307,967     590,065

Cost of sales

Interconnect
and
network      (197,677)      --    (197,677)   (202,797)         --    (202,797)   (388,559)
Network
depreciation  (50,378)      --     (50,378)    (52,814)         --     (52,814)   (101,192)
             (248,055)      --    (248,055)   (255,611)         --    (255,611)   (489,751)

Gross profit   58,208       --      58,208      52,356          --      52,356     100,314

Operating expenses

Selling, general
and
adminis-
trative       (60,339)   2,453     (57,886)    (69,610)         --     (69,610)   (133,373)
Other depreciation
and
amortisation   (9,284)      --      (9,284)     (8,390)         --      (8,390)    (16,075)
              (69,623)   2,453     (67,170)    (78,000)         --     (78,000)   (149,448)

Operating
loss          (11,415)   2,453      (8,962)    (25,644)         --     (25,644)    (49,134)

Other income
 (expense)
Interest
receivable      6,532       --       6,532       4,364          --       4,364        8,361
Interest
payable
and similar
charges       (20,988)      --     (20,988)    (15,335)         --     (15,335)     (29,381)
Exchange
gain (loss)     2,329       --       2,329        (218)         --        (218)        (418)
              (12,127)      --     (12,127)    (11,189)         --     (11,189)     (21,438)

Loss on ordinary
activities
before
taxation      (23,542)    2,453    (21,089)    (36,833)         --     (36,833)     (70,572)

Taxation           --        --         --          --          --          --           --

Loss for
period        (23,542)    2,453    (21,089)    (36,833)         --     (36,833)     (70,572)

Basic and diluted
loss per share (GBP0.02) GBP0.01  (GBP0.01)   (GBP0.02)         --      (GBP0.02)    ($0.05)

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents. All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.

                                      Consolidated Profit and Loss Account

                                           Twelve months ended 31 December
                    2003        2003        2003        2004        2004        2004         2004
                   Before                   After       Before                  After        After
                   Exceptional Exceptional  Exceptional Exceptional Exceptional Exceptional  Exceptional
                   Items       Items        Items       Items       Items       Items        Items
                   GBP'000     GBP'000      GBP'000     GBP'000     GBP'000     GBP'000      $'000

Turnover         1,166,318       --        1,166,318    1,214,020     --      1,214,020    2,326,062

Cost of
sales
Interconnect
and network      (766,942)       --         (766,942)    (813,728)    --       (813,728)  (1,559,102)
Network
depreciation     (204,417)       --         (204,417)    (191,969)    --       (191,969)    (367,813)
                 (971,359)       --         (971,359)  (1,005,697)    --     (1,005,697)  (1,926,915)

Gross profit      194,959        --          194,959      208,323     --        208,323      399,147

Operating expenses

Selling,
general and
administrative   (235,928)     2,453        (233,475)    (246,633)    --       (246,633)    (472,549)
Other depreciation
and amortisation  (38,531)       --          (38,531)     (30,519)    --        (30,519)     (58,474)
                 (274,459)     2,453        (272,006)    (277,152)    --       (277,152)    (531,023)

Operating loss    (79,500)     2,453         (77,047)     (68,829)    --        (68,829)    (131,876)

Other income
(expense)
Interest
receivable          26,718      --            26,718       21,001     --          21,001       40,238
Gain on redemption
of debt               --       7,589           7,589        --        205            205          393
Interest payable
and similar charges(88,295)     --           (88,295)      (66,812)   --         (66,812)    (128,012)
Exchange gain        6,388      --             6,388             4    --               4            8

                   (55,189)    7,589         (47,600)      (45,807)   205        (45,602)     (87,373)

Loss on ordinary
activities before
taxation          (134,689)    10,042      (124,647)     (114,636)   205        (114,431)    (219,249)
Taxation              --        --            --           --        --           --           --
Loss for period   (134,689)    10,042      (124,647)      (114,636)  205        (114,431)    (219,249)
Basic and diluted
loss per share    (GBP0.09)   GBP0.01      (GBP0.08)      (GBP0.08)  --         (GBP0.08)      ($0.15)

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents. All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.

Consolidated Statement of Total Recognised Gains and Losses

                     Three months ended               Twelve months ended
                        31 December                        31 December
                  2003      2004        2004       2003       2004        2004
               GBP'000   GBP'000       $'000    GBP'000    GBP'000       $'000
Loss for
period         (21,089)  (36,833)    (70,572)  (124,647)  (114,431)   (219,249)
Exchange
differences      2,035    11,071      21,212     31,002       (798)     (1,529)
Total
recognised
losses         (19,054)  (25,762)    (49,360)   (93,645)  (115,229)   (220,778)
Prior year
adjustment in
respect of the
adoption of
UITF 38 (note
1)                --        --            --        --         910       1,744
Total
recognised
losses since
previously
reported       (19,054)  (25,762)    (49,360)   (93,645)  (114,319)   (219,034)

Consolidated Reconciliation of Changes in Equity Shareholders' Funds

                     Three months ended             Twelve months ended
                         31 December                   31 December
                  2003      2004      2004       2003       2004        2004
               GBP'000   GBP'000     $'000    GBP'000    GBP'000       $'000
Opening equity
shareholders'
funds as
previously
reported       880,802   773,758   1,482,520    955,010    862,698   1,652,929
Prior year
adjustment in
respect of the
adoption of
UITF 38 (note 1)  (206)       --         --        (206)        --         --
Opening equity
shareholders'
funds as
restated       880,596   773,758   1,482,520    954,804    862,698   1,652,929
Loss for
period         (21,089)  (36,833)    (70,572)  (124,647)  (114,431)   (219,249)
Issue of share
capital          1,155        43          83      1,767        570       1,092
Shares to be
issued             (10)       --          --       (239)        --         --
Grant of
shares from
Group Quest         11        55         105         11         55         105
Exchange
differences      2,035    11,071      21,212     31,002       (798)     (1,529)
Closing equity
shareholders'
funds          862,698   748,094   1,433,348    862,698    748,094   1,433,348


                           Consolidated Balance Sheet

                                           Restated*       At 31 December 2004
                                               At 31
                                            December
                                                2003
                                             GBP'000      GBP'000        $'000
Fixed assets
Intangible fixed assets (net)                  9,493        7,317       14,019
Tangible fixed assets (cost)               2,934,503    3,051,731    5,847,117
Accumulated depreciation                  (1,590,218)  (1,798,229)  (3,445,407)
Tangible fixed assets (net)                1,344,285    1,253,502    2,401,710
Total fixed assets                         1,353,778    1,260,819    2,415,729
Current assets
Trade debtors                                199,849      199,074      381,426
Prepaid expenses and other debtors            66,834       48,078       92,117
Investments in liquid resources              742,143      393,312      753,586
Cash at bank and in hand                      60,239       59,404      113,818
Total current assets                       1,069,065      699,868    1,340,947

Total assets                               2,422,843    1,960,687    3,756,676

Capital and reserves
Called up share capital                       37,754       37,778       72,383
Share premium                              2,315,904    2,316,665    4,438,730
Merger reserve                                27,359       27,359       52,420
Shares to be issued                              215           --           --
Profit and loss account                   (1,518,534)  (1,633,708)  (3,130,185)
Equity shareholders' funds                   862,698      748,094    1,433,348

Provisions for liabilities and
charges                                       62,860       48,708       93,325

Creditors
Amounts falling due within one year
Non-convertible debt                              --       81,692      156,522
Other                                        352,736      336,508      644,749
Total amounts falling due within one
year                                         352,736      418,200      801,271
Amounts falling due after more than one
year
Convertible debt                             700,131      382,320      732,525
Non-convertible debt                         444,418      363,365      696,207
Total amounts falling due after more
than one year                              1,144,549      745,685    1,428,732
Total creditors                            1,497,285    1,163,885    2,230,003
Total liabilities, capital and
reserves                                   2,422,843    1,960,687    3,756,676

* Restated as a result of the adoption of UITF 38 "Accounting for ESOP trusts" as disclosed in note 1


                        Consolidated Cash Flow Statement

               Three months ended 31 December    Twelve months ended 31 December

                   2003       2004       2004         2003       2004       2004
                GBP'000    GBP'000      $'000      GBP'000    GBP'000      $'000
Net cash
inflow from
operating
activities       34,915     16,253     31,142      147,866    140,638    269,463

Returns on
investments
and servicing
of finance
Interest
received          6,249      4,628      8,867       26,526     20,530     39,335
Interest paid,
finance costs
and similar
charges         (22,303)   (12,326)   (23,617)     (63,849)   (45,965)   (88,069)

Net cash
outflow from
returns on
investments
and servicing
of finance      (16,054)    (7,698)   (14,750)     (37,323)   (25,435)   (48,734)

Capital
expenditure
and financial
investment
Purchase of
tangible fixed
assets          (32,673)   (36,072)   (69,114)    (140,973)  (129,417)  (247,963)
Sale of
tangible fixed
assets               --        751      1,439           --      4,721      9,045

Net cash
outflow from
capital
expenditure
and financial
investment      (32,673)   (35,321)   (67,675)    (140,973)  (124,696)  (238,918)

Acquisitions
and
disposals
Sale of
subsidiary
undertakings        912         --         --          912         --         --
Net cash sold
with
subsidiary       (2,944)        --          --      (2,944)        --         --
Net cash
outflow from
acquisitions
and disposals    (2,032)        --          --      (2,032)        --         --

Management of
liquid
resources       141,106    351,372     673,228      187,765   343,297    657,756

Financing
Issue of
ordinary
shares            1,156         43          83        1,630       570      1,092
Redemption of
convertible
debt                 --   (322,047)   (617,042)      (9,606) (333,659)  (639,291)
Redemption of
non-convertibl
e debt         (120,703)        --          --     (134,869)   (1,635)    (3,133)

Net cash
outflow from
financing      (119,547)  (322,004)  (616,959)     (142,845) (334,724)  (641,332)
Increase in
cash              5,715      2,602      4,986        12,458      (920)    (1,765)

                         Notes to Financial Statements

1. Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial statements have been presented for the Group for the three and twelve months ended 31 December 2003 and 2004.

The financial statements for the twelve months ended 31 December 2003 and 2004 and at 31 December 2003 and 2004 have been extracted from the Group's audited financial statements for those periods and do not constitute the Group's statutory accounts for those periods. The auditors have made a report on the Group's financial statements for the years ended 31 December 2003 and 2004 under
Section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act and is unqualified. The statutory accounts for the twelve months ended 31 December 2003 have been filed and the statutory accounts for the twelve months ended 31 December 2004 will be filed with the Registrar of Companies.

Accounting policies and presentation applied are consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2003 except for the adoption of UITF 38 "Accounting for ESOP trusts". Applying the UITF has resulted in the cost of own shares, previously reported as a fixed asset investment, being shown as a deduction from shareholders' funds. A prior year adjustment has been made to reflect this change. The aggregate impact of this adjustment on the previously reported Balance Sheet as at 31 December 2002 and 2003 is to reduce Equity Shareholders' funds by GBP0.2 million. In addition, GBP0.9 million has been included in the Statement of Total Recognised Gains and Losses being the amount charged to the Profit and Loss Account in prior years to write-down the carrying value of these shares. The adoption of UITF 38 has had no impact on the Profit and Loss Account in either 2003 or 2004.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 31 December 2004 and for the periods then ended at the rate of $1.916 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.

                         Notes to Financial Statements

2. Segmental information

North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain. These reportable segments are expected to change during 2005 as a result of the reorganisation which was announced in late 2004.

Switched turnover comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network services, and bandwidth services.

Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover includes services to corporate and government accounts.

For the three months ended 31 December 2003, 30 September 2004 and 31 December 2004, turnover by segment was as follows:

               Three months ended 31 December 2003
               Corporate   Wholesale     North    Central   South        Total
                                                  Region    Region
                                         Region
                 GBP'000     GBP'000    GBP'000   GBP'000  GBP'000      GBP'000
Carrier               --      63,728     15,943    33,245   14,540      63,728
Non-carrier       88,184      36,026     35,499    59,036   29,675     124,210
Total switched    88,184      99,754     51,442    92,281   44,215     187,938
Non-switched      93,185      25,127     41,610    42,768   33,934     118,312
Other                 --          13         --        13       --          13
       Total     181,369     124,894     93,052   135,062   78,149     306,263

               Three months ended 30 September 2004
               Corporate   Wholesale     North    Central   South        Total
                                                  Region    Region
                                         Region
                 GBP'000     GBP'000    GBP'000   GBP'000  GBP'000      GBP'000
Carrier               --      67,694     19,285    35,597   12,812      67,694
Non-carrier       81,000      36,119     33,119    59,981   24,019     117,119
Switched          81,000     103,813     52,404    95,578   36,831     184,813
Non-switched      90,727      26,343     40,726    43,293   33,051     117,070
Other              1,827          --        159     1,228      440       1,827
       Total     173,554     130,156     93,289   140,099   70,322     303,710

               Three months ended 31 December 2004
               Corporate   Wholesale     North    Central   South        Total
                                                  Region    Region
                                         Region
                 GBP'000     GBP'000    GBP'000   GBP'000  GBP'000      GBP'000
Carrier               --      63,938     18,626    33,364   11,948      63,938
Non-carrier       85,156      38,122     29,775    66,691   26,812     123,278
Total switched    85,156     102,060     48,401   100,055   38,760     187,216
Non-switched      94,200      25,991     40,575    45,339   34,277     120,191
Other                560          --        182       306       72         560
       Total     179,916     128,051     89,158   145,700   73,109     307,967

                         Notes to Financial Statements

Turnover for the three months ended 31 December 2004, compared to the three months ended 30 September 2004 and 31 December 2003 and after excluding the impact of foreign exchange, is shown below:

                         Compared to Q3 2004           Compared to Q4 2003

               Q4 2004   Q4 2004   % Growth            Q4 2004   % Growth
               GBP'000   GBP'000                      GBP'000
               Actual    Adjusted  Actual   Adjusted   Adjusted  Actual   Adjusted
                         (1)                (1)        (2)                (2)
Corporate
Switched        85,156    82,962      5.1      2.4      85,698     (3.4)    (2.8)
Non-switched    94,200    91,786      3.8      1.2      94,768      1.1      1.7
Other              560       544    (69.3)   (70.2)        564      n/a      n/a
       Total   179,916   175,292      3.7      1.0     181,030     (0.8)    (0.2)

Wholesale
Carrier         63,938    62,067     (5.5)    (8.3)     64,422      0.3      1.1
Non-carrier     38,122    36,917      5.5      2.2      38,414      5.8      6.6
Total switched 102,060    98,984     (1.7)    (4.7)    102,836      2.3      3.1
Non-switched    25,991    25,309     (1.3)    (3.9)     26,153      3.4      4.1
Other             --        --        n/a      n/a        --        n/a      n/a
       Total   128,051   124,293     (1.6)    (4.5)    128,989      2.5      3.3

       Total
Carrier         63,938    62,067     (5.5)    (8.3)     64,422      0.3      1.1
Non-carrier    123,278   119,879      5.3      2.4     124,112     (0.8)    (0.1)
Total switched 187,216   181,946      1.3     (1.6)    188,534     (0.4)     0.3
Non-switched   120,191   117,095      2.7      0.0     120,921      1.6      2.2
Other              560       544    (69.3)   (70.2)        564      n/a      n/a
       Total   307,967   299,585      1.4     (1.4)    310,019      0.6      1.2

(1) Q4 2004 turnover has been restated using Q3 2004 exchange rates, and compared to turnover which was reported in Q3 2004
(2) Q4 2004 turnover has been restated using Q4 2003 exchange rates, and compared to turnover which was reported in Q4 2003

For the twelve months ended 31 December 2003 and 2004, turnover by segment was as follows:

               Twelve months ended 31 December 2003
               Corporate   Wholesale     North     Central   South           Total
                                                   Region    Region
                                         Region
                 GBP'000     GBP'000     GBP'000   GBP'000   GBP'000       GBP'000
Carrier               --     238,913      68,538   116,444    53,931       238,913
Non-carrier      336,980     126,745     138,431   214,092   111,202       463,725
Total switched   336,980     365,658     206,969   330,536   165,133       702,638
Non-switched     354,794     107,610     165,554   162,949   133,901       462,404
Other                909         367          79       918       279         1,276
       Total     692,683     473,635     372,602   494,403   299,313     1,166,318

               Twelve months ended 31 December 2004
               Corporate   Wholesale     North     Central   South           Total
                                                   Region    Region
                                         Region
                 GBP'000     GBP'000     GBP'000   GBP'000   GBP'000       GBP'000
Carrier               --     264,091      75,913   136,971    51,207       264,091
Non-carrier      336,064     146,948     134,377   244,040   104,595       483,012
Total switched   336,064     411,039     210,290   381,011   155,802       747,103
Non-switched     359,314     104,527     162,691   171,507   129,643       463,841
Other              2,963         113         457     1,658       961         3,076
       Total     698,341     515,679     373,438   554,176   286,406     1,214,020

                         Notes to Financial Statements

3. Loss per share

             Three months ended 31 December       Twelve months ended 31 December
              2003        2004        2004          2003        2004        2004
           GBP'000     GBP'000       $'000       GBP'000     GBP'000       $'000
Loss for
period     (21,089)    (36,833)    (70,572)     (124,647)   (114,431)   (219,249)

Weighted
average
number
of       1,508,922   1,511,058   1,511,058     1,507,771   1,510,853   1,510,853
ordinary
shares
('000)
Basic
and
diluted  (GBP0.01)  (GBP0.02)    ($0.05)      (GBP0.08)     (GBP0.08)    ($0.15)
loss
per
share

4. Exceptional items

Gain on redemption of debt

During the twelve months ended 31 December 2004, the Group redeemed some of its debt for a cash outlay of GBP335.3 million (comprising principal of GBP277.3 million and accreted interest of GBP58.0 million), resulting in an exceptional gain of GBP0.2 million. During 2003, the Group redeemed some of its debt for a cash outlay of GBP144.5 million, resulting in an exceptional gain of GBP7.6 million.

Disposal of subsidiaries

In December 2003 the Group sold COLT eCustomer Solutions France SAS ("Fitec") and COLT Internet AB (Sweden Internet) for a consideration of GBP0.9 million and GBP0.3 million respectively, which gave rise to a profit on disposal of GBP2.2 million on Fitec and GBP0.3 million on Sweden Internet. In the period to December 2003, Fitec's turnover was GBP9.2 million and its loss after tax was GBP3.3 million.

5. Cash flow reconciliations

5a. Reconciliation of operating loss to net cash inflow from operating activities

             Three months ended 31 December     Twelve months ended 31
                                                December
                 2003       2004       2004        2003      2004        2004
              GBP'000    GBP'000      $'000     GBP'000   GBP'000       $'000
Operating      (8,962)   (25,644)   (49,134)    (77,047)  (68,829)   (131,876)
loss
Depreciation
and
amortisation   59,662     61,204    117,267     242,948   222,488     426,287
Exchange
differences       264       (218)      (418)        387      (162)       (310)
Profit on
disposal of
subsidiaries   (2,453)        --         --      (2,453)       --        --
Movement in
debtors         5,661       (594)    (1,138)     20,681    20,871      39,988
Movement in
creditors     (12,788)   (14,366)   (27,524)     (9,463)  (16,843)    (32,271)
Movement in
provisions
for
liabilities    (6,469)    (4,129)    (7,911)    (27,187)  (16,887)    (32,355)
and charges
Net cash
inflow from
operating
activities     34,915     16,253     31,142     147,866   140,638     269,463

                         Notes to Financial Statements

5b. EBITDA reconciliation

                      Three months ended 31           Twelve months ended 31
                               December                     December
                        2003     2004     2004        2003      2004      2004
                     GBP'000  GBP'000    $'000     GBP'000   GBP'000     $'000
Net cash
inflow from
operating
activities            34,915   16,253   31,142     147,866   140,638   269,463
Adjusted for:
Exchange
differences             (264)     218      418        (387)      162       310

Movement in
debtors               (5,661)     594    1,138     (20,681)  (20,871)  (39,988)
Movement in
creditors             12,788   14,366   27,524       9,463    16,843    32,271

Total working
capital
adjustments            7,127   14,960   28,662     (11,218)   (4,028)   (7,717)

Movement in
provisions             6,469    4,129    7,911      27,187    16,887    32,355
for liabilities and
charges
EBITDA                48,247   35,560   68,133     163,448   153,659   294,411

6. Changes in cash and investments in liquid resources

            Three months ended 31 December      Twelve months ended 31 December
                2003       2004        2004         2003       2004        2004
             GBP'000    GBP'000       $'000      GBP'000    GBP'000       $'000
Beginning
of           934,404    791,367   1,516,259      934,882    802,382   1,537,364
period
Net decrease
in investments
in liquid
resources
before      (141,106)  (351,372)   (673,228)    (187,765)  (343,297)   (657,756)
exchange
differences
Effects of
exchange
differences
on investments
in             3,050      8,607      16,491       40,318     (5,534)    (10,603)
liquid
resources
Net
increase
in cash
before         5,715      2,602       4,986       12,458       (920)     (1,765)
exchange
differences
Effects of
exchange
differences
on               319      1,512       2,896        2,489         85         164
cash
End of       802,382    452,716     867,404      802,382    452,716     867,404
period

                         Notes to Financial Statements

7. Summary of differences between U.K. Generally Accepted Accounting Principles ("U.K. GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP")

 a.       Effects of conforming to U.S. GAAP - impact on net loss

             Three months ended 31 December        Twelve months ended 31 December
                  2003        2004        2004          2003        2004        2004
               GBP'000     GBP'000       $'000       GBP'000     GBP'000       $'000
Loss for
period         (21,089)    (36,833)    (70,572)     (124,647)   (114,431)   (219,249)
Adjustments:

Deferred
compensation
(i), (ii)         (197)         27          52        (1,012)        337         646
Amortisation
of
intangibles        504         519         994         2,116       2,027       3,884
(iii)
Capitalised
interest,
net
of
depreciation      (814)       (896)     (1,717)       (3,082)     (3,712)     (7,112)
(iv)
Profit on
sale               261         261         500         1,044       1,044       2,000
of IRUs (v)
Warrants            72         259         496           199        (670)     (1,284)
(vi)
Installation
revenue          1,425         375         719         3,469       4,627       8,865
(vii)
Direct costs
attributable
to
installation
revenue         (1,559)         --          --        (4,231)         --          --
(vii)
Impairment
(viii)          (2,805)     (2,806)     (5,376)      (11,221)    (11,221)    (21,499)
Payroll
taxes
on employee
share              385        (385)       (738)          385        (385)       (738)
schemes
(ix)

Loss for
period under
U.S. GAAP
before
giving
effect to
the
change in      (23,817)    (39,479)    (75,642)     (136,980)   (122,384)   (234,487)
accounting
policy
Cumulative
effect on
prior years
of
change in
accounting          --          --          --            --     (72,552)   (139,010)
policy (vii)
Loss for
period under
U.S. GAAP      (23,817)    (39,479)    (75,642)     (136,980)   (194,936)   (373,497)
Weighted
average
number
of ordinary  1,508,922   1,511,058   1,511,058     1,507,771   1,510,853   1,510,853
shares
('000)
Basic and
diluted loss
per share
before giving
effect to the
change in       (GBP0.02)     (GBP0.03)     ($0.05)       (GBP0.09)     (GBP0.08)     ($0.16)
accounting
policy
Cumulative
effect on
prior years
of change in
accounting      (GBP0.00)     (GBP0.00)     ($0.00)       (GBP0.00)     (GBP0.05)     ($0.09)
policy (vii)
Basic and
diluted loss
per share       (GBP0.02)     (GBP0.03)     ($0.05)       (GBP0.09)     (GBP0.13)     ($0.25)

(i) The Group acquired ImagiNet in July 1998 and Fitec in July 2001. The consideration for both of these purchases included deferred shares and payments. The final elements of the consideration were paid in July 2003.

Under U.K. GAAP, the deferred shares and payments were included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired was attributed to goodwill and is being amortised over its estimated economic life.

Under U.S. GAAP, these deferred shares and payments were excluded from the purchase consideration and recognised as compensation expense in the profit and loss account over the period in which the payments vested. Total compensation charge for the three and twelve months ended 31 December 2003 was GBPnil million and GBP0.3 million respectively. Because no payments were outstanding in the twelve months to 31 December 2004, the total compensation charge for the period was GBPnil.

(ii) The Group operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares vest.

                         Notes to Financial Statements

Also under U.S. GAAP, an employer's offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and for those awards that are retained by employees because the offer is declined, variable accounting continues until the award is exercised, forfeited or expires unexercised. New awards are accounted for as variable to the extent that the previous, higher priced options are cancelled.

The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with unearned compensation being charged to the profit and loss account over the vesting period. The total compensation cost for the three and twelve months ended 31 December 2003 was a charge of GBP0.2 million and GBP0.7 million respectively and for the three and twelve months ended 31 December 2004 was a credit of GBPnil million and GBP0.3 million respectively.

(iii) Under U.S. GAAP, goodwill with an indefinite useful life is not amortised but is tested for impairment annually. Under U.K. GAAP goodwill is amortised on a straight line basis over its useful economic life.

The Group had unamortised goodwill of GBP8.5 million at 31 December 2004, which is no longer amortised under U.S. GAAP but which is assessed for impairment annually. Amortisation expense related to goodwill, under U.K. GAAP, was GBP0.5 million and GBP2.1 million for the three and twelve months ended 31 December 2003 and for the three and twelve months ended 31 December 2004 was GBP0.5 million and GBP2.0 million respectively.

(iv) Under U.K. GAAP, the Group does not capitalise interest. Under U.S. GAAP, the estimated amount of interest incurred on capital projects is included in fixed assets and depreciated over the lives of the related assets.

(v) In 2000 and 2001 the Group concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics which qualify the transactions as outright sales under U.K. GAAP. Under U.S. GAAP, these sales are treated as 20-year operating leases. The adjustment reflects the recognition of profit under U.S. GAAP on the sale of IRUs concluded in prior years.

(vi) The Group has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value. Hence for U.K. GAAP purposes the warrants have been recognised at nil. Under U.S. GAAP, the warrants are recorded at fair value with unrecognised gains and losses reflected in the profit and loss account.

(vii) Under U.K. GAAP, customer installation revenue is recognised in the same period as the related costs. Under U.S. GAAP, such installation revenue is recognised over the expected customer relationship period.

Under U.S. GAAP, the Group has historically applied a policy of also deferring attributable direct costs up to the level of associated revenue and recognising them over the customer relationship period. The Group has now changed this accounting policy to expensing these costs as incurred. This change has been presented as though it took effect from 1 January 2004.

The Group has decided to change this accounting policy to reflect the way that the business is now being monitored and run by senior management. Additionally, the Group will be adopting IFRS from 1 January 2005. Under IFRS, only certain attributable directs costs are allowed to be deferred and the Group has elected that the best representation of its current business is to expense such costs.

The cumulative effect of the change on the opening retained earnings of GBP72.6 million has been recorded as a charge to the current year loss for the period under U.S. GAAP. The effect of the change in accounting policy for the current year is to increase the loss for the period under U.S. GAAP by GBP68.1 million (being the net of the impact on opening retained earnings of GBP72.6 million and the reduction in the amount of costs which would have been deferred under the old policy in 2004 of GBP4.5 million).

                         Notes to Financial Statements

The disclosure below reflects the pro forma impact on loss for the period, under U.S. GAAP, of the change in accounting policy assuming it had been applied retroactively in 2003 and 2004.

           Three months ended 31 December     Twelve months ended 31 December
               2003       2004       2004         2003       2004       2004
            GBP'000    GBP'000      $'000      GBP'000    GBP'000      $'000
Loss for
period
under       (22,258)   (39,479)   (75,642)    (132,749)  (122,384)  (234,487)
U.S. GAAP
Basic and
diluted
loss       (GBP0.01)  (GBP0.03)    ($0.05)    (GBP0.09)  (GBP0.08)    ($0.16)
per share

(viii) During the quarter ended 30 September 2002, the Group recorded charges of GBP443.8 million under U.S. GAAP to reflect the impairment of goodwill, network and non-network fixed assets, resulting in a GAAP difference of GBP107.2 million at that time. For the three and twelve months ended 31 December 2004 depreciation in the amount of GBP2.8 million and GBP11.2 million was recorded in respect of the assets which had not been impaired for U.S. GAAP purposes.

(ix) The Group operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of employer payroll taxes is recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.

b.       Effects of conforming to U.S. GAAP - impact on net equity

                                                        At 31 December 2004
                                                        ------------------
                                                         GBP'000         $'000
Equity shareholders' funds under U.K. GAAP               748,094     1,433,348
U.S. GAAP adjustments:
Deferred compensation (i), (ii)                          (10,429)      (19,982)
Unearned compensation (i), (ii)                              (39)          (75)
Additional paid in share capital (i), (ii)                10,468        20,057
Amortisation of intangibles (iii)                          8,043        15,410
Warrants (vi)                                                381           730
Impairment (viii)                                         81,948       157,012
Profit on sale of IRUs (v)                               (16,679)      (31,957)
Capitalised interest, net of depreciation (iv)            34,167        65,465
Deferred profit on installations (vii)                        --            --
Deferred installation revenue (vii)                      (68,687)     (131,604)
Approximate equity shareholders' funds under U.S. GAAP   787,267     1,508,404

(i) - (viii) See note a. for description and adjustment.

c. Effects of conforming to U.S. GAAP - stock options

At 31 December 2004 the Group had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Group's loss for the three months ended 31 December 2004 would have been GBP41.2 million ($78.9 million).

8. International Financial Reporting standards

COLT will be required to report under International Financial Reporting standards ("IFRS") for quarterly reporting with effect from the quarter ending 31 March 2005.

Additional Information
                                     Q4 03    Q3 04   Q4 04    Growth   Growth
                                                               Q4 04    Q4 04
                                                                 -        -
                                                               Q4 03    Q3 04
Customers (at end of quarter)
North Region                         5,708    5,724    5,740      1%       0%
Central Region                       6,838    7,960    7,870     15%      -1%
South Region                         7,019    6,041    6,204    -12%       3%
                                    19,565   19,725   19,814      1%       0%
Customers (at end of quarter)
Corporate                           18,581   18,518   18,614      0%       1%
Wholesale                              984    1,207    1,200     22%      -1%
                                    19,565   19,725   19,814      1%       0%
Switched minutes (million) (for quarter)
North Region                         1,541    1,425    1,421     -8%       0%
Central Region                       3,480    3,580    3,875     11%       8%
South Region                         1,041    1,060    1,301     25%      23%
                                     6,062    6,065    6,597      9%       9%
Private wire VGEs (000) (at end of quarter)

North Region                        10,433   12,619   12,710     22%       1%
Central Region                      11,274   15,623   15,795     40%       1%
South Region                         4,906    6,431    7,859     60%      22%
                                    26,613   34,673   36,364     37%       5%
Headcount (at end of quarter)
North Region                         1,541    1,544    1,489     -3%      -4%
Central Region                       1,393    1,330    1,271     -9%      -4%
South Region                           932      929      908     -3%      -2%
India                                    0       86      201    n/a      134%
                                     3,866    3,889    3,869      0%      -1%

Operating statistics

North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK .. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain. Customers represent the number of customers who purchase network and data solutions products. Headcount comprises active employees excluding temporary and contract workers.

Forward Looking Statements
This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. COLT Telecom Group plc wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses,
(ii) the ability of the Group to expand and develop its networks in new markets,
(iii) the Group's ability to manage its growth, (iv) the nature of the competition that the Group will encounter and (v) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

Enquiries:

COLT Telecom Group plc

John Doherty
Director Corporate Communications
Email: jdoherty@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 (0) 20 7863 5314




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 24 February, 2005                             COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary